SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No.1)
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        MERIDIAN SPORTS INCORPORATED
                              (Name of Issuer)


                       Common Stock, par value $0.01
                       (Title of Class of Securities)


                                589783 10 9
                               (CUSIP Number)

                          Barry F. Schwartz, Esq.
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                             February 10, 1999
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)



           This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by (i) Mafco Holdings Inc., a corporation organized under the laws of the state of Delaware ("Mafco"), the sole stockholder of which is Ronald O. Perelman and (ii) Meridian Sports Holdings Inc. ("Meridian Holdings", and together with Mafco, the "Reporting Persons"), an indirect wholly-owned subsidiary of Mafco Holdings Inc., through RGI Group Incorporated and a corporation organized under the laws of Delaware., in connection with their ownership of shares of common stock, par value $.01 per share, of Meridian Sports Incorporated, a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


 ITEM 4.   PURPOSE OF TRANSACTION.

           Item 4 is hereby amended to add the following at the end thereof:

           On February 10, 1999, Meridian Holdings proposed a transaction to the Board of Directors of the Company pursuant to which Meridian Holdings would acquire all publicly held shares of the Meridian Common Stock at a price of $0.55 per share in cash.

           In light of the overlapping equity ownership between Meridian Holdings and the Company, Meridian Holdings requested that the Company form a special committee of independent directors to consider its proposal.

           In response to Meridian Holdings' proposal the Company formed a special committee of independent directors, to be chaired by Martin D. Payson.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is hereby amended to add the following at the end thereof:

           Exhibit V -    Letter from Meridian Sports Holdings Inc. dated
                          February 10, 1999 to Meridian Sports Incorporated


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Date:     February 11,1999

                                         MAFCO HOLDINGS INC.


                                         By:   /s/ Glenn P. Dickes
                                               -----------------------
                                         Name:  Glenn P. Dickes
                                         Title: Vice President


                                         MERIDIAN SPORTS HOLDINGS INC.


                                         By:  /s/ Glenn P. Dickes
                                              -------------------------
                                         Name:  Glenn P. Dickes
                                         Title: Vice President